ASX ANNOUNCEMENT: 4 March 2011

CEO & CFO on H1 2011 Results and Outlook
Open Briefing interview with Orbital CEO Terry Stinson & CFO Keith Halliwell.	Orbital Corporation Ltd 4 Whipple Street Balcatta Western Australia 6021

In this Open Briefing®, Terry and Keith discuss:

•

Outlook for positive FY earnings

•

Sensitivity of demand to oil price

•

Improvement in cash reserves following sale and lease back of Balcatta property

Record of interview:

openbriefing.com

Orbital Corporation Limited (ASX: OEC) reported NPAT of $29,000 for the first half ended December 2010, compared with a loss of $2.62 million in the previous corresponding period (pcp).  Total revenue declined by 7.2 percent to $7.44 million.  You anticipate that second half results will be similar to those of the first half, delivering positive earnings for the full year ending June 2011.  What market conditions are important in achieving this full year expectation and how are you trading in the second half to date?

CEO Terry Stinson

Sales of our new LPG system for the new generation Ford E-Gas Falcon should contribute to second half earnings baring any unforseen delays in the timing of the launch. Also important is a continuation of the general market conditions experienced in the first half for all of our businesses, including the US dollar exchange rate remaining at similar levels to those of the first half.  Our engineering business has some very good projects in the pipeline. Keeping the pipeline full will be a continuing challenge however the engineering business is also critical to our future.

While it’s still early in the second half, trading to date is on track.  Historically, higher oil prices result in increased interest in Orbital technologies. We are delivering bench mark results for petrol fuel economy savings on traditional applications and are offering alternative fuel solutions. We aim to have all bases covered for the future. There’s potential upside in the second half if the oil price continues to rise.

openbriefing.com

Orbital’s cash reserves stood at $1.96 million at 31 December 2010, down from $3.61 million at the end of June 2010.  In February Orbital sold its head office and engineering facilities in Balcatta, Perth, for $8.65 million, with the proceeds to be used to increase cash reserves and fund the working capital requirement of the E-Gas Ford launch.  What is your expected cash position at the end of the year?

Open Briefing® | Orbital Corporation Limited | 4 March 2011

CFO Keith Halliwell

Our biggest cash outlay in the first half was the $1.51 million repayment of a short term trade finance facility.  At 31 December 2010 Orbital had minimal remaining bank finance. Absent any strategic acquisitions, we plan to retain as cash substantially all the funds we’ve received from the sale of the Balcatta building. We will however require working capital to support production of the new system for the Ford E-Gas Falcon.

openbriefing.com

Orbital booked net operating cash outflow of $0.48 million in the first half, versus outflow of $2.03 million in the pcp.  After capex and receipt of $0.74 million in dividends from Synerject, up from $0.50 million, free cash outflow was $0.14 million, well below outflow of $3.19 million in the pcp.  Where are you in your investment cycle and what’s the outlook for free cash flow over the short to medium term?

CFO Keith Halliwell

Most of the investment in our current business, particularly the LPG business is behind us.  We’ve completed development of LPG aftermarket conversion kits for the primary models we’re targeting, although we’ll monitor any requirement for new kits as the year progresses.  We’ve established our production, assembly, testing and warehousing facilities for the new Ford E-Gas Falcon systems business in our new premises in Sydney and further plant and equipment purchases will be minimal.  Our biggest cash requirement going forward will be working capital: the greater the market uptake of the new Ford model, the higher our working capital requirement is likely to be; a high class problem.  Excluding that, we anticipate that second half free cash flow will be similar to that of the first half.

openbriefing.com

Contributing to Orbital’s improved first half profit performance was a $0.97 million reduction in expenses, including a $0.4 million saving related to management’s waiver of the right to cash bonuses awarded and accrued in FY2010.  What level of cost savings is expected in the second half?

CEO Terry Stinson

We continue to implement cost saving measures and streamline our operations, and we expect further benefits and efficiency improvements in the second half.  However we cannot save our way to success. Our focus is on increasing our revenue and ensuring we can do this profitably.  We want to grow the size of our business, and to this end we’re looking for new revenue streams.

openbriefing.com

OAGS booked a loss of $0.40 million in the first half, versus a loss of $0.92 million in the pcp.  Revenue was $2.72 million, down 6.7 percent. Gross margins improved on a stronger Australian dollar compared with the Euro and a 10 percent decrease in overhead expenses.  With the launch later this year of the new E-Gas Ford and the continuing strength of the Australian dollar, what is outlook for OAGS earnings for the full year?

CEO Terry Stinson

The first half was affected by a drop in sales to Ford as its previous LPG model was phased out ahead of the launch of the next generation model.  The launch should help bring OAGS back to profit and improve cashflow.

The other part of the OAGS business, the retrofit market, is under pressure.  The trade segment of the market has remained fairly solid: trade users get a fairly fast pay-back from converting to LPG due to the differential between petrol and LPG price. The private user market is however much more sensitive to the price of petrol and that market is currently at four year lows.  The impact of lower petrol prices has been compounded by reductions in the LPG Vehicle Scheme rebate. We feel that whilst the aftermarket can be a viable business without government support, continued government support could help to expand the LPG market in Australia.  The fuel is lower cost than petrol and we have an abundance of it here in Australia. Even prior to the introduction of government support, LPG conversions increased when the price of petrol went up.  Petrol price increase drives change in this business, for example, in 2007 when oil prices last peaked, suppliers couldn’t meet the aftermarket demand and there were long waits for conversions.  We’re looking forward to that recurring!

OAGS is a relatively new player in the aftermarket and our core strategy since acquiring the alternative fuels systems business from Boral, has been to focus on OEMs and after-OE business.  We won the Ford business and have had some early wins in after-OE with Holden Special Vehicles (HSV) choosing to incorporate the Orbital LPG “Liquid” system in a new line of products.  We expect the OEM business to provide a solid base for OAGS, with our aftermarket sales providing additional upside but for now remaining dependent on oil prices.

openbriefing.com

Synerject, Orbital’s 42 percent owned associate, saw profit after tax increase to US$2.57 million from US$0.84 million reflecting sales growth across all its markets and the benefits of efficiencies and scale.  You expect Synerject’s second half earnings to be impacted by costs associated with new product development.  What markets will these products be targeted at and when are they expected to contribute to earnings?

CFO Keith Halliwell

We were very pleased with Synerject’s performance in the first half. Synerject continues to invest in new products based primarily on customer commitments, but also on market prospects.  New products are targeted at a number of markets, from high performance marine and recreation markets in North America and Europe, to low cost two and three wheeler markets in China and India.  These new products will certainly contribute to future earnings, especially in the two wheeler markets where volumes are significant. It will however take some time for the new products currently under development to make a contribution, depending on customer product launch plans and market conditions.

openbriefing.com

Orbital Consulting Services (OCS) booked pre-tax profit of $0.36 million in the first half, compared with a loss of $0.12 million in the pcp.  Revenue was $4.20 million, down 7.7 percent.  What are the cost control and project efficiencies that contributed to the turnaround?

CEO Terry Stinson

We’ve had some headcount reductions and we’re continuously finding more efficient ways to deliver our projects with fewer people and lower costs.  We’ve also benefited from reductions in purchase costs and savings in travel, communications, and other expenses.

The key to a successful OCS business is to keep the order book full and work to maintain profitability through the demand peaks and troughs, common to this type of business. The heavy duty engine test facility we recently installed is proving to be a good investment on that score. It’s overbooked; previously with large engine testing programs for the Australian Government and currently with projects for major international customers.

We also changed our strategy a couple years ago to increase our share of business in the Australian domestic market, and the work we’re doing with the government, for Ford and other OEMs, and the LNG engine management systems (EMS) development project here in Western Australia with Mitchell transport, are all examples of this.  Our international business also remains important, and we’ll continue to grow the business wherever we can do so profitably and where it enhances our ability to grow into new markets

openbriefing.com

As at the end of December the OCS order book stood at $3.5 million, up from $3.4 million six months earlier.  Can you comment on the recent trend in the type and scale of the work in the order book?  Do you see OCS revenue returning to the previous peak of over $12 million per annum?  Could the current cost base support this level of revenue?

CEO Terry Stinson

Our work has moved more into the alternative fuel arena in recent years, for example, our completed large engine ethanol projects in Brazil, our current LNG projects here in Australia, and the work we’ve done with Ford on LPG systems.  In our more traditional engine and EMS systems arena, our work covers the design and development, as well as testing, of various kinds of engines and systems: covering everything from a 75cc to over 20 litre engines.

Our core strategy is to use our engineering group as a product creation centre, generating new products like the “Liquid” LPG system and the LNG EMS system we’re developing for Mitchell.  These can create long term recurring revenue for us.  However the engineering business also needs to break even, so we need to continue to win engineering business. This business also keeps us sharp and helps to identify new opportunities.  When you solve problems for customers, you naturally identify market opportunities.

Nevertheless, OCS sells hours and to deliver significantly more hours you have to add more staff and facilities. Our current OCS cost and resource base wouldn’t be able to support the previous peak revenue of $12 million. We will do so if it makes sense; however we have to be careful about adding staff to meet short-term demand given the cost of letting people go, and more importantly considering the impact on employee moral and productivity.  We must maintain a high performance team to win.

openbriefing.com

Orbital’s Royalty and Licence income was $0.46 million in the first half, up 7.2 percent on the pcp.  With your traditional marine and recreational markets in the US remaining subdued, what is the expected trend in royalty flow from newer markets such as China, Taiwan and India?

CFO Keith Halliwell

At this stage we expect most of our royalties and royalty growth will continue to come from marine and recreational markets in the US; we’re now starting to see some signs of improvement in these markets.  The better opportunity for us in China, Taiwan and India comes from the system sales revenue Synerject will receive as and when it sells royalty related products into those markets.  There’s future royalty potential from our project with Chinese automaker Changan to develop a more fuel efficient vehicle incorporating our FlexDI technology, however it’s too early to say whether we will get to production.

openbriefing.com

You’ve indicated that the surplus cash from the sale of the Balcatta property will be used for “bolt-on” acquisitions as opportunities arise.  What are your acquisition parameters and what are the acquisitive growth opportunities for the business?

CEO Terry Stinson

The most important requirement is that any business we acquire must have positive earnings and add value for our shareholders.  We are looking for businesses that are aligned with ours: our vision is to be the leader in specialised engine management systems with a focus on alternative fuels.  This means there’s a wide range of complementary businesses, covering mechanical, electronic and software businesses we could potentially consider. The key is to find complimentary businesses with good strategic fit that are making profits or have excellent near term profit potential.

openbriefing.com

Thank you Terry and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2462

To read other Open Briefings, or to receive future Open Briefings by email, please visit openbriefing.com

DISCLAIMER: Orient Capital Pty Ltd has taken all reasonable care in publishing the information contained in this Open Briefing®; furthermore, the entirety of this Open Briefing® has been approved for release to the market by the participating company.  It is information given in a summary form and does not purport to be complete. The information contained is not intended to be used as the basis for making any investment decision and you are solely responsible for any use you choose to make of the information.  We strongly advise that you seek independent professional advice before making any investment decisions. Orient Capital Pty Ltd is not responsible for any consequences of the use you make of the information, including any loss or damage you or a third party might suffer as a result of that use.

FORWARD LOOKING STATEMENTS:This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

Open Briefing® | Orbital Corporation Limited | 4 March 2011

                 2